SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number: 001-14837

Quicksilver Resources Inc. 401(k) Plan

(Full title of the plan)

Quicksilver Resources Inc.

777 West Rosedale, Suite 300

Fort Worth, Texas 76104

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

QUICKSILVER RESOURCES INC. 401(k) PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants of

Quicksilver Resources Inc. 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of Quicksilver Resources Inc. 401(k) Plan (the “Plan”) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) at December 31, 2003, is presented for the purpose of additional analysis and is not a required part of the basic 2003 financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2003 financial statements taken as a whole.

/s/ Deloitte & Touche, LLP

Fort Worth, Texas

June 25, 2004

QUICKSILVER RESOURCES INC. 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2003 AND 2002

	2003	2002
ASSETS

INVESTMENTS AT FAIR VALUE	$6,130,024	$4,511,009

EMPLOYER CONTRIBUTIONS RECEIVABLE	192,508	177,583

INTEREST INCOME RECEIVABLE	—	1,047

NET ASSETS AVAILABLE FOR BENEFITS	$6,322,532	$4,689,639

See notes to financial statements.

QUICKSILVER RESOURCES INC. 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2003 and 2002

	2003	2002
ADDITIONS TO NET ASSETS:
Net appreciation in fair value of investments	$1,028,851	$—
Interest and dividend income	56,752	53,256
Employee contributions	681,377	756,947
Employer contributions	192,508	177,583
Rollover contributions	20,542	63,838

Total additions	1,980,030	1,051,624

DEDUCTIONS FROM NET ASSETS:
Net depreciation in fair value of investments	—	266,056
Distributions to participants	340,937	431,166
Administrative expenses	6,200	4,470

Total deductions	347,137	701,692

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	1,632,893	349,932

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	4,689,639	4,339,707

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$6,322,532	$4,689,639

See notes to financial statements.

QUICKSILVER RESOURCES INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2003 and 2002

1.	DESCRIPTION OF PLAN

The following description of the Quicksilver Resources Inc. 401 (k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General – The Plan is a defined contribution plan established on January 1, 1999, and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). For the plan years ended December 31, 2003 and 2002, the Plan’s custodian was Reliance Trust Company (“Reliance”). Effective January 1, 2003, the Plan’s trustee was changed from an officer of the Company to Reliance.

Participation – Employees of Quicksilver Resources Inc. and its subsidiaries, Voyager Compression Services, LLC, and Cinnabar Energy Services and Trading, LLC, and Mercury Exploration Company, a related party of Quicksilver Resources Inc., (collectively the “Company”) who are at least 21 years of age are eligible to make salary deferred contributions to the Plan 90 days after the month following the first day of employment.

Contributions – Participants may contribute up to the maximum amount allowed by the Internal Revenue Service of their compensation on a pretax basis and direct their contributions between twelve investment options. The Company may make discretionary contributions to the Plan of an amount determined by management. The Company’s discretionary contributions are allocated based upon compensation levels to every employee who is at least 21 years of age and has at least one year of service at year-end. The Company’s discretionary contributions are allocated based on an employee’s elective deferrals. The Company’s contribution and forfeitures were $192,508 and $23,428, respectively, in 2003. The Company’s contribution and forfeitures were $177,583 and $42,348 respectively, in 2002.

Participant Accounts – Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution, (b) Plan earnings and (c) forfeitures. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting – Participants become 20% vested in Company contributions after two years of service and vest an additional 20% for each year of service thereafter. Participants become 100% vested after 6 years of service. Participants become 100% vested in Company contributions immediately upon retirement, death or disability. Participant contributions and earnings thereon are fully vested at all times. Forfeitures of nonvested Company contributions for 2003 and 2002 were $23,428 and $42,348, respectively, and were included as part of the Company’s discretionary contributions.

Participant Loans – Loans to participants are made at the sole discretion of the plan administrator. Loans are available to all participants at a reasonable interest rate, with periodic repayment through payroll deductions over a reasonable period of time. Loans must be at least $1,000 and are limited to the lesser of $50,000 or one-half of the participant’s vested account balance. Loans must be repaid within five years of the loan, unless the loan qualifies as a home loan.

Payment of Benefits – Upon termination of service, a participant’s vested account balance may be paid in a lump sum, in periodic payments, or through the purchase of an annuity. Payment may be deferred until age 70-1/2 if the participant’s vested account balance is greater than $3,500. Additionally, the Plan provides for hardship withdrawals subject to certain conditions.

Administrative Expenses – Plan participants pay the administrative fee associated with receiving a loan or a distribution. The Company has elected to pay substantially all other costs incurred in connection with investment transactions and benefits, professional and administrative fees, and all other expenses of the Plan.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Investment Valuation – Investments in mutual funds are valued at fair value based on the funds’ net asset value of shares held by the Plan at year-end. Investments in the unitized stock fund are indirect investments in common stock. The fair value of the unitized stock fund is based on the underlying common stock value adjusted for dividends, capital gains, and fees plus the cash portion of the unitized fund invested in money market funds. Loans to participants are stated at cost, which approximates fair value. Investment transactions are accounted for as of the trade dates.

Payment of Benefits – Benefits are recorded when paid.

3.	INVESTMENTS

The Plan’s investments as of December 31, 2003 and 2002 were the following:

	2003	2002
AIM Aggressive Growth Fund	$253,730	$141,865
AIM Balanced Fund	165,915	152,407
AIM Blue Chip Fund*	356,799	254,594
AIM Cash Reserves Fund*	1,059,148	1,030,508
AIM Mid Cap Equity Fund*	408,880	196,268
AIM Intermediate Govt Fund	195,148	171,295
AIM Large Cap Basic Value Fund	267,743	144,249
Alliance Premier Growth Fund*	390,596	305,690
Bond Fund of America*	435,612	234,943
EuroPacific Growth Fund*	354,611	259,444
Franklin Balance Sheet Investment Fund*	329,832	177,186
Quicksilver Resources Unitized Stock*	1,674,417	1,271,966
Participant loans	237,593	170,594

	$6,130,024	$4,511,009

*	Represents 5% or more of net assets available for plan benefits at December 31.

The Plan’s investment appreciation (depreciation) for the 2003 and 2002 plan years were the following:

	2003	2002
Corporate and US Bond Funds	$20,426	$6,632
Equity Funds	505,619	(429,110)
Quicksilver Resources Unitized Stock	502,806	156,422

	$1,028,851	$(266,056)

4.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company may at any time terminate the Plan. Upon termination, all amounts credited to the participants’ accounts shall become 100% vested, and all unallocated amounts would be allocated to the participants’ accounts.

5.	TAX STATUS

The Company adopted a Regional Prototype Nonstandardized Profit Sharing 401(k) Plan which received a favorable opinion letter from the Internal Revenue Service on February 20, 1998 which stated that the Plan and the related custodial account are designed in accordance with sections 401(a) and 501(a) of the Internal Revenue Code. The Plan was amended as of June 1, 2001, and received a favorable opinion letter from the Internal Revenue Service on June 20, 2002, which states that the Plan is qualified under Section 401(a) the Internal Revenue Code and the related trust is tax-exempt.

6.	DISTRIBUTIONS PAYABLE

As of December 31, 2002, there was $11,601 included in net assets available for benefits for distributions payable to participants who requested a withdrawal from the Plan prior to the end of the plan year. There were no distributions payable to participants by the Plan at December 31, 2003.

******

SUPPLEMENTAL SCHEDULE

SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2003

	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Current value
*	Reliance Trust Company	AIM Aggressive Growth Fund	$253,730
*	Reliance Trust Company	AIM Balanced Fund	165,915
*	Reliance Trust Company	AIM Blue Chip Fund	356,799
*	Reliance Trust Company	AIM Cash Reserves Fund	1,059,148
*	Reliance Trust Company	AIM Mid Cap Equity Fund	408,880
*	Reliance Trust Company	AIM Intermediate Govt Fund	195,148
*	Reliance Trust Company	AIM Large Cap Basic Value Fund	267,743
*	Reliance Trust Company	Alliance Premier Growth Fund	390,596
*	Reliance Trust Company	Bond Fund of America	435,612
*	Reliance Trust Company	EuroPacific Growth Fund	354,611
*	Reliance Trust Company	Franklin Balance Sheet Investment Fund	329,832
*	Reliance Trust Company	Quicksilver Resources Unitized Stock	1,674,417
		Participant loans with interest rates of 5.00% to 11.5%, and maturity dates from May 15, 2004 to May 31, 2011	237,593

			$6,130,024

*	Party-in-interest

See accompanying report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Advisory Committee of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 28, 2004

Quicksilver Resources Inc. 401(k) Plan

By:	/s/ Bill Lamkin
Bill Lamkin
Executive Vice-President and Chief Financial Officer

EXHIBITS

Exhibit No.

*23.1	Consent of Deloitte & Touche LLP

*32.1	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002